As filed with the Securities and Exchange Commission on August 15, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or

Section 13(e)(1) of the Securities Exchange Act of 1934

CAPITOL FEDERAL FINANCIAL

(Name of Subject Company (issuer)

CAPITOL FEDERAL FINANCIAL - ISSUER

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

14057C 10 6

(CUSIP Number of Class of Securities)

John B. Dicus
Capitol Federal Financial
700 S. Kansas Avenue
Topeka, Kansas 66603
(785) 235-1341

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James S. Fleischer, P.C.
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
(202) 414-6100

August 15, 2001
(Date Tender Offer First Published, Sent or Given to Security Holders)

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CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$160,000,000	$32,000.00

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 8,000,000 shares at the maximum tender offer price of $20.00 per share.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
[   ]

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Item 1.        Summary Term Sheet

                   The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

Item 2.        Subject Company Information

                   (a) The issuer of the securities to which this Schedule TO relates is Capitol Federal Financial, a federally chartered corporation. The address of its principal executive office, and its mailing address, is 700 S. Kansas Avenue, Topeka, Kansas 66603.

                   (b) This Schedule TO relates to the offer by Capitol Federal Financial to purchase up to 8,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, 80,404,182 of which shares were outstanding as of August 9, 2001.

                   (c) The information set forth in "Summary" and "Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person.

                   (a) The Filing Person for which this Schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

                   (b) The names, business addresses and business telephone numbers (to the extent such individuals are not retired) of the directors and officers of the Subject Company are as follows:

John C. Dicus Chairman of the Board and CEO Capitol Federal Financial 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Kent G. Townsend Senior Vice President and Controller Capitol Federal Financial 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341
John B. Dicus President and COO Capitol Federal Financial 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Marilyn S. Ward Executive Director ERC/Resource and Referral 1710 SW 10th, Suite 215 Topeka, KS 66604
Neil F. M. McKay Executive Vice President, CFO and Treasurer Capitol Federal Financial 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Carl W. Quarnstrom Partner Shaw, Hergenreter, Quarnstrom & Peters, LLP 700 S Kansas Ave Topeka, KS 66603

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Stanley F. Mick Executive Vice President and Chief Lending Officer Capitol Federal Savings Bank 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Frederick P. Reynolds Chairman of the Board, Sound Products 6780 SW Dancaster Topeka, KS 66603 (785) 228-9669
R. Joe Aleshire Executive Vice President of Retail Operations Capitol Federal Savings Bank 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	B. B. Andersen Real Estate Developer 5921 High Drive Mission Hills, KS 66208 (913) 831-1967
Larry K. Brubaker Executive Vice President of Corporate Services Capitol Federal Savings Bank 700 S Kansas Ave Topeka, KS 66603 (785) 235-1341	Robert B. Maupin, Director (retired)

Item 4.        Terms of the Transaction

                   (a) The information set forth in "Summary" and "Section 1, Number of Shares; Proration," "Section 3, Procedure for Tendering Shares," "Section 4, Withdrawal Rights," "Section 9, Purpose of the Offer; Certain Effects of the Offer," "Section 11, Source and Amount of Funds," "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

                   (b) The information set forth in "Summary" and "Section 9, Purpose of the Offer; Certain Effects of the Offer" and "Section 12, Interest of the Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 5.        Past Contacts, Transactions, Negotiations and Agreements.

                   (a) Not applicable.

                   (b) Not applicable.

Item 6.        Purposes of the Transaction and Plans and Proposals.

                   (a)-(c) The information set forth in "Summary" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

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Item 7.        Source and amount of Funds or Other Consideration.

                   (a) The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

                   (b) Not applicable.

                   (c) Not applicable.

Item 8.        Interest in Securities of the Subject Company.

                   (a) The beneficial ownership of shares of the Subject Company's officers and directors is as follows:

John C. Dicus: 532,492 shares, including 200,000 options (0.67%); John B. Dicus: 460,292 shares, including 210,000 options (0.56%); Neil F.M. McKay: 127,386 shares, including 60,000 options (0.16%); Stanley F. Mick: 132,386 shares, including 60,000 options (0.16%); R. Joe Aleshire: 147,666 shares, including 60,000 options (0.18%); Larry K. Brubaker: 143,825 shares, including 60,000 options (0.18%); Kent G. Townsend: 47,793 shares, including 24,000 options (0.06%); Marilyn S. Ward: 96,200 shares, including 40,000 options (0.12%); Carl W. Quarnstrom: 100,000 shares, including 40,000 options (0.12%); Frederick P. Reynolds: 130,000 shares, including 40,000 options (0.16%); B. B. Andersen: 122,306 shares, including 20,000 options (0.15%); Robert B. Maupin: 123,500 shares, including 20,000 options (0.15%).

                   (b) Not applicable.

Item 9.        Persons/Assets, Retained, Employed, Compensated, or Used.

                   The information set forth in "Summary" and "Section 17, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.        Financial Statements.

                   (a)-(b) Not applicable pursuant to Instruction 2 of Item 10 of Schedule TO. For a better understanding of the effects of this transaction, however, certain historical and pro forma financial information has been set forth in "Section 10, Information Concerning Capitol Federal Financial."

Item 11.        Additional Information.

                   (a) Not applicable.

                   (b) Not applicable.

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Item 12.        Exhibits.

(a)	(1)	Form of Offer to Purchase, dated August 15, 2001 and form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.
	(2)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form; form of Letter to Stockholders of the Company, dated August 15, 2001, from John C. Dicus, Chairman of the Board and Chief Executive Officer of the Subject Company; form of Memorandum, dated August 15, 2001, to the Subject Company's employees; form of Question and Answer Brochure; text of Press Release issued by the Company, dated August 15, 2001; and text of Press Announcement to be published in local and regional newspapers on or after August 15, 2001.

                   (b) Not applicable.

                   (c) Not applicable.

                   (d) Not applicable.

                   (e) Not applicable.

                   (f) Not applicable.

                   (g) Not applicable.

                   (h) Not applicable.

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SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

August 15, 2001		CAPITOL FEDERAL FINANCIAL
	By:	/s/ John C. Dicus John C. Dicus Chairman of the Board and Chief Executive Officer

EXHIBIT (A)(1)-1

CAPITOL FEDERAL INANCIAL
700 South Kansas Avenue
Topeka, Kansas 66603
(785) 235-1341

Offer to Purchase for Cash

Up to 8,000,000 Shares of its
Common Stock, Par Value $0.01 Per Share

At a Purchase Price Not Greater Than $20.00
Nor Less Than $17.50 Per Share

____________________

THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 18, 2001,
UNLESS THE OFFER TO PURCHASE IS EXTENDED

___________________

               Questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or other tender offer materials may be directed to Sandler O'Neill & Partners, L.P., the dealer manager/information agent, at the address and telephone number set forth on the back cover of this offer to purchase, and copies will be furnished promptly at Capitol Federal Financial's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

              No person has been authorized to make any recommendation on behalf of Capitol Federal Financial as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document or in the related letter of transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by Capitol Federal Financial.

The dealer manager and information agent for the offer is:

Sandler O'Neill & Partners, L.P.

The date of this offer to purchase is August 15, 2001

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To the Holders of Shares of Common Stock of
Capitol Federal Financial

SUMMARY

              Capitol Federal Financial is inviting its stockholders to sell shares of its common stock back to Capitol Federal Financial for cash. Set forth below are the material terms of this offer:

•	Capitol Federal Financial will agree to purchase up to 8,000,000 shares of its common stock. See "Number of Shares; Proration" on page 2 in this offer to purchase.
•	Capitol Federal Financial will purchase these shares within a price range of $17.50 to $20.00 per share as determined by tendering stockholders. See "Number of Shares; Proration" on page 2 of this document.

•	Each stockholder must determine whether to sell stock, how much to sell, and at what price the stockholder is willing to sell. If you wish to sell your stock without specifying a price, you may check the appropriate box on the accompanying letter of transmittal and your shares will be considered to be tendered at the purchase price determined by Capitol Federal Financial. See "Number of Shares; Proration" on page 2 and "Procedures for Tendering Shares" on page 4 in this document and in the letter of transmittal.

•	All shares will be acquired at the same purchase price. See "Number of Shares; Proration" on page 2 of this document.
•	If more than 8,000,000 shares are tendered at or below the purchase price, Capitol Federal Financial will first acquire shares held by persons who own less than 100 shares and then will acquire shares from other tendering stockholders on a pro rata basis. See "Number of Shares; Proration" on page 2 and "Tenders by Holders of Fewer Than 100 Shares" on page 3 of this document.

•	The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions. See "Conditions of the Offer" on page 7 of this document.
•	You must properly complete and execute the letter of transmittal by 5:00 p.m. on Tuesday, September 18, 2001 in order to sell your shares to us in this offer. See "Procedure for Tendering Shares" on page 4 of this document.

•	This offer is scheduled to expire at 5:00 p.m. on Tuesday, September 18, 2001. See "Number of Shares; Proration" on page 2 of this document.
•	The offering period may be extended by Capitol Federal Financial making a public announcement. See "Extension of Tender Period; Termination; Amendments" on page 20 of this document.
•	The offering period may be extended by Capitol Federal Financial making a public announcement. See "Extension of Tender Period; Termination; Amendments" on page 20 of this document.
•	Stockholders may withdraw tendered shares at any time prior to the expiration of the offering, which is currently scheduled on September 18, 2001. Tenders will then be irrevocable until October 2, 2001, when they may be withdrawn by stockholders if they have not been accepted for payment by Capitol Federal Financial. See "Withdrawal Rights" on page 5 of this document.

•	Written notice of a withdrawal must be provided to the depositary. The information required and method of notification is different if you hold your shares directly or through a broker. See "Withdrawal Rights" on page 5 of this document.

•	Once the price is set, conditional tenders and prorations will be considered. Then checks for all accepted tenders will be issued by the depositary. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 6 of this document.

•	Capitol Federal Financial expects to announce final results on any proration within seven trading days of the expiration date. See "Acceptance for Payment of Shares and Payment of Purchase Price" on page 6 of this offer to purchase.

•	Stockholders who don't tender will increase their percentage ownership in Capitol Federal Financial. This will include those executive officers and directors of Capitol Federal Financial and the trustee for Capitol Federal Financial's employee stock ownership plan, who do not intend to tender any of their shares. We have been advised that four executive officers and two directors intend to tender up to an aggregate of 19,500 of their shares. In addition, in order to maintain compliance with IRS requirements, Capitol Federal Foundation intends to tender approximately 50,000 of its shares pursuant to the offer. See "Purpose of the Offer; Certain Effects of the Offer" on page 9 and "Interest of Directors and Officers; Transaction and Arrangements Concerning Shares" on page 15 of this offer to purchase.

•	Generally, stockholders will be expected to recognize gain or loss on the tendered shares equal to the difference between the cash paid by Capitol Federal Financial and the stockholder's basis. See "Federal Income Tax Consequences" on page 17 of this offer to purchase.

1. NUMBER OF SHARES; PRORATION

              Upon the terms and subject to the conditions described in this document and in the letter of transmittal, we will purchase up to 8,000,000 shares that are validly tendered on or prior to the expiration date of the offer, and not withdrawn in accordance with section 4, at a price, determined in the manner set forth below, not greater than $20.00 nor less than $17.50 per share. The later of 5:00 p.m., New York City time, on Tuesday, September 18, 2001, or the latest time and date to which the offer is extended pursuant to section 16, is referred to herein as the "expiration date." If this offer is oversubscribed as described below, only shares tendered at or below the purchase price on or prior to the expiration date will be eligible for proration. The proration period also expires on the expiration date.

              Capitol Federal Financial will determine the purchase price taking into consideration the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will enable us to purchase 8,000,000 shares, or such lesser number of shares as is validly tendered and not withdrawn, at prices not greater than $20.00 nor less than $17.50 per share, pursuant to this offer. Subject to section 16, we reserve the right to purchase more than 8,000,000 shares pursuant to this offer, but do not currently plan to do so. This offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See section 7.

              In accordance with instruction 5 of the letter of transmittal, each stockholder who wishes to tender shares must specify the price, not greater than $20.00 nor less than $17.50 per share, at which the stockholder is willing to have us purchase the shares. As promptly as practicable following the expiration date, we will determine the purchase price, not greater than $20.00 nor less than $17.50 per share, that we will pay for shares validly tendered and not withdrawn pursuant to this offer, taking into account the number of shares tendered and the prices specified by tendering stockholders. All shares purchased pursuant to this offer will be purchased at the same purchase price. All shares not purchased pursuant to this offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at our expense as promptly as practicable following the expiration date.

              Upon the terms and subject to the conditions of this offer, if 8,000,000 or fewer shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, we will purchase all the shares. Upon the terms and subject to the conditions of this offer, if more than 8,000,000 shares have been validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date, we will purchase shares in the following order of priority:

(i) first, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the close of business on August 9, 2001 and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares and who validly tenders all of such shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the letter of transmittal; and

(ii) then, after purchase of all of the foregoing shares, subject to the conditional tender provisions described in section 6, all other shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date on a pro rata basis, if necessary, with appropriate adjustments to avoid purchases of fractional shares.

              Promptly after the expiration date we will announce the purchase price and commence payment for any shares purchased pursuant to this offer. If, however, proration of tendered shares is required, (i) because of the difficulty in determining the number of shares validly tendered, (ii) as a result of the "odd lot" procedure described in Section 2, or (iii) as a result of the conditional tender procedure described in section 6, we may not be able to announce the final proration factor or to commence payment for any shares purchased pursuant to this offer until approximately seven Nasdaq National Market trading days after the expiration date. If this occurs, preliminary results of proration will be announced by press release as promptly as practicable after the expiration date. Holders of shares may obtain such preliminary information from the dealer manager/information agent.

              We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary and making a public announcement thereof. See section 16. There can be no assurance, however, that we will exercise our right to extend the offer.

              For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

              Copies of this offer to purchase and the related letter of transmittal are being mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

              Except to the extent that our purchase would result in the delisting of the shares on the Nasdaq National Market, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially as of the close of business on August 9, 2001, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a stockholder owning beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange.

              As of August 9, 2001, there were approximately 14,112 holders of record of shares. Approximately 4,947 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 179,513 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any stockholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned "Odd Lots" on the letter of transmittal.

3. PROCEDURE FOR TENDERING SHARES

              To tender shares validly pursuant to the offer, a properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the letter of transmittal, must be received by the depositary at its address set forth on the back cover of this offer to purchase and either (i) certificates for the shares to be tendered must be received by the depositary at such address or (ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the depositary, in each case on or prior to the expiration date.

              In accordance with instruction 5 of the letter of transmittal, in order to tender shares pursuant to this offer, a stockholder must indicate in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" on the letter of transmittal either (i) the price, in multiples of $0.50, at which the shares are being tendered, or (ii) that the shares are being tendered at the purchase price determined by Capitol Federal Financial in accordance with the terms of this offer. For a tender of shares to be valid, a price box, but only one price box, on each letter of transmittal must be checked.

              Stockholders wishing to tender shares at more than one price must complete separate letters of transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price.

              The depositary will establish an account with respect to the shares at The Depository Trust Company, which is a book-entry transfer facility, for purposes of the offer within two business days after the date of this offer, and any financial institution that is a participant in the system of the book-entry transfer facility may make delivery of shares by causing the book-entry transfer facility to transfer such shares into the depositary's account in accordance with the procedures of the book-entry transfer facility. Although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed letter of transmittal or a manually signed copy thereof, or an agent's message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover of this offer on or prior to the expiration date. Delivery of required documents to the book-entry transfer facility in accordance with its procedures does not constitute delivery to the depositary and will not constitute a valid tender.

              The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant.

              Except as set forth below, all signatures on a letter of transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved signature guarantee medallion program, each of the foregoing being referred to as an "eligible institution". Signatures on a letter of transmittal need not be guaranteed if (i) the letter of transmittal is signed by the registered holder of the shares, which, for the purposes of this section includes a participant in the book-entry transfer facility whose name appears on a security position listing as the holder of the shares, tendered therewith and the holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or (ii) the shares are tendered for the account of an eligible institution. See instructions 1 and 6 of the letter of transmittal.

              The method of delivery of shares and all other required documents is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

              To prevent United States federal income tax backup withholding equal to 30.5% of the gross payments made pursuant to the offer, each tendering stockholder must provide the depositary with the stockholder's correct taxpayer identification number and certain other information by properly completing the substitute Form W-9 included in the letter of transmittal. Foreign stockholders, as defined in section 15, must submit a properly completed Form W-8, which may be obtained from the depositary, in order to prevent backup withholding. In general, backup withholding does not apply to corporations or to foreign stockholders subject to 30%, or lower treaty rate, withholding on gross payments received pursuant to the offer, as discussed in section 15. For a discussion of certain federal income tax consequences to tendering stockholders, see section 15. Each stockholder is urged to consult with his or her own tax advisor regarding his, her or its qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

              It is a violation of Rule 14e promulgated under the Securities Exchange Act of 1934, as amended, for a person to tender shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of shares tendered and will acquire such shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such shares to be delivered in accordance with the terms of the offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (1) the stockholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (2) the tender of such shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the offer.

              All questions as to the purchase price, the form of documents, the number of shares to be accepted and the validity, eligibility, including time of receipt, and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of shares that we determine are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of any particular shares. None of Capitol Federal Financial, the dealer manager/information agent, the depositary or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

              Certificates for shares, together with a properly completed letter of transmittal or, in the case of a book-entry transfer, an agent's message, and any other documents required by the letter of transmittal, must be delivered to the depositary and not to Capitol Federal Financial. Any such documents delivered to us will not be forwarded to the depositary and therefore will not be deemed to be properly tendered.

4. WITHDRAWAL RIGHTS

              Tenders of shares made pursuant to the offer may be withdrawn at any time prior to the expiration date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, October 2, 2001 unless previously accepted for payment by us as provided in this offer to purchase. If we extend the period of time during which the offer is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on behalf of us, retain all shares tendered, and the shares may not be withdrawn except as otherwise provided in this section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

              Withdrawal of Shares Held in Physical Form. For a withdrawal to be effective, a stockholder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary at its address set forth on the back cover page of this offer before the expiration date, which notice must contain: (i) the name of the person who tendered the shares; (ii) a description of the shares to be withdrawn; (iii) the certificate numbers shown on the particular certificates evidencing the shares; (iv) the signature of the stockholder executed in the same manner as the original signature on the letter of transmittal, including any signature guarantee, if such original signature was guaranteed; and (v) if the shares are held by a new beneficial owner, evidence satisfactory to Capitol Federal Financial that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

              Withdrawal of Shares Held with the Book-Entry Transfer Facility. For a withdrawal to be effective, a stockholder of shares held with the book-entry transfer facility must (i) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the depositary's account at the book-entry transfer facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the depositary on or before the expiration date. The notice of withdrawal shall contain (a) the name of the person who tendered the shares; (b) a description of the shares to be withdrawn; and (c) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

              Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the offer; provided, however, that withdrawn shares may be re-tendered by following the procedures for tendering prior to the expiration date.

              All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. None of Capitol Federal Financial, the dealer manager/information agent, the depositary or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

              Upon the terms and subject to the conditions of the offer and promptly after the expiration date, we will determine the purchase price, taking into consideration the number of shares tendered and the prices specified by tendering stockholders, announce the purchase price and, subject to the proration and conditional tender provisions of the offer, accept for payment and pay the purchase price for shares validly tendered and not withdrawn at or below the purchase price. Thereafter, payment for all shares validly tendered on or prior to the expiration date and accepted for payment pursuant to the offer will be made by the depositary by check as promptly as practicable. Payment for shares accepted pursuant to the offer will be made only after timely receipt by the depositary of: (i) certificates for such shares or confirmation of a book-entry transfer of such shares into the depositary's account at the book-entry transfer facility; (ii) a properly completed and duly executed letter of transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery, an agent's message; and (iii) any other required documents.

              For purposes of the offer, we shall be deemed to have accepted for payment, and thereby purchased, subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when we give oral or written notice to the depositary of our acceptance for payment of the shares. In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven Nasdaq National Market trading days after the expiration date. We will pay for shares that we have purchased pursuant to the offer by depositing the aggregate purchase price therefor with the depositary. The depositary will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

              Certificates for all shares not purchased pursuant to this Offer to Purchase will be returned, or, in the case of shares tendered by book-entry transfer, the shares will be credited to an account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, as promptly as practicable following the expiration date without expense to the tendering stockholder.

              Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See section 1. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See section 7.

              We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the offer. If, however, payment of the purchase price is to be made to, or a portion of the shares delivered, whether in certificated form or by book-entry, but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, unless the person is signing in a representative or fiduciary capacity, the amount of any stock transfer taxes, whether imposed on the registered holder, such other person or otherwise, payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See instruction 7 to the letter of transmittal.

              Any tendering stockholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the letter of transmittal or, in the case of a foreign individual, a Form W-8, may be subject to required federal income tax withholding of 30.5% of the gross proceeds paid to such stockholder or other payee pursuant to the offer. See section 3.

6. CONDITIONAL TENDER OF SHARES

              Under certain circumstances and subject to the exceptions set forth in section 1, we may prorate the number of shares purchased pursuant to the offer. As discussed in section 15, the number of shares to be purchased from a particular stockholder might affect the tax treatment of the purchase for the stockholder and the stockholder's decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a letter of transmittal must be purchased if any shares so tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the letter of transmittal.

              Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder, tendered pursuant to a letter of transmittal, below the minimum number so specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by the stockholder pursuant to the applicable letter of transmittal will be returned as promptly as practicable thereafter.

              If conditional tenders that would otherwise be so regarded as withdrawn would cause the total number of shares to be purchased to fall below 8,000,000, then, to the extent feasible, we will select enough conditional tenders that would otherwise have been so withdrawn to permit us to purchase 8,000,000 shares. In selecting among these conditional tenders, we will select by lot and will limit our purchase in each case to the minimum number of shares designated by the stockholder in the applicable letter of transmittal as a condition to his or her tender.

7. CONDITIONS OF THE OFFER

              Notwithstanding any other provision of the offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone, subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered, the acceptance for payment of shares tendered, if at any time on or before the expiration date and at or before any of the following shall have occurred:

(i) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (a) challenges the acquisition of shares pursuant to the offer or otherwise in any manner relates to or affects the offer or (b) in the reasonable judgment of Capitol Federal Financial, could materially and adversely affect the business, condition, financial or other, income, operations or prospects of Capitol Federal Financial and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Capitol Federal Financial or any of our subsidiaries or materially impair the offer's contemplated benefits to us;

(ii) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or Capitol Federal Financial or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our sole judgment, would or might directly or indirectly (a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer, (b) delay or restrict the ability of Capitol Federal Financial, or render us unable, to accept for payment or pay for some or all of the shares, (c) materially impair the contemplated benefits of the offer to us, or (d) materially affect the business, condition, financial or other, income, operations or prospects of Capitol Federal Financial and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Capitol Federal Financial or any of our subsidiaries;

(iii) it shall have been publicly disclosed or we shall have learned that (a) any person or "group," within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, other than as disclosed in a Schedule 13D or 13G on file with the SEC on September 18, 2001, or (b) any person or group that on or prior to September 18, 2001 had filed a Schedule 13D or 13G with the SEC thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

(iv) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any significant decline in the market price of the shares or in the general level of market prices of equity securities in the United States or abroad, (c) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on our business, condition, financial or otherwise, income, operations, prospects or ability to obtain financing generally or the trading in the shares, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States, (e) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof;

(v) a tender or exchange offer with respect to some or all of the shares, other than the offer, or a merger, acquisition or other business combination proposal for Capitol Federal Financial, shall have been proposed, announced or made by another person or group, within the meaning of Section 13(d) (3) of the Exchange Act;

(vi) there shall have occurred any event or events that has resulted, or may in the reasonable judgment of Capitol Federal Financial result, directly or indirectly, in an actual or threatened change in the business, condition, financial or other, income, operations, stock ownership or prospects of Capitol Federal Financial and our subsidiaries;

and, in the reasonable judgment of Capitol Federal Financial, such event or events make it undesirable or inadvisable to proceed with the offer or with such acceptance for payment.

              The foregoing conditions are for the reasonable benefit of Capitol Federal Financial and may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to any of these conditions, and any of these conditions may be waived by us, in whole or in part, at any time and from time to time on or prior to the expiration date, in our reasonable discretion. The failure by Capitol Federal Financial at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties.

              Acceptance of shares validly tendered in the offer is subject to the condition that, as of the expiration date, and after giving pro forma effect to the acceptance of shares validly tendered, Capitol Federal Financial would continue to have at least 400 stockholders and the shares would remain listed for quotation on the Nasdaq National Market. This condition may not be waived.

              The Exchange Act requires that all conditions to the offer must be satisfied or waived before the expiration date.

8. PRICE RANGE OF SHARES; DIVIDENDS

              The following table sets forth the high and low sales prices, and dividends declared, for the shares as reported on the Nasdaq National Market for the periods indicated. Our fiscal year end is September 30.

	High	Low	Dividends Declared
Fiscal 1999
3rd Quarter	$10.375	$8.625	$0.10
4th Quarter	10.438	9.625	0.10

Fiscal 2000
1st Quarter	$10.500	$ 9.563	$0.10
2nd Quarter	9.781	8.906	0.11
3rd Quarter	11.188	9.063	0.11
4th Quarter	14.750	10.313	0.12

Fiscal 2001
1st Quarter	$16.812	$13.500	$0.12
2nd Quarter	17.187	14.812	0.14
3rd Quarter	19.450	15.375	0.15
4th Quarter (through August 9, 2001)	19.250	18.000	0.16

              On August 9, 2001, the closing price of the shares on the Nasdaq National Market was $18.33 per share. Stockholders are urged to obtain current market quotations for the shares.

9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

              We believe that the purchase of shares is an attractive use of a portion of Capitol Federal Financial's available capital and is consistent with our long-term goal of increasing stockholder value. We believe we have adequate sources of capital to complete the share repurchase and pursue business opportunities.

              Over time, our profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize more effectively our capital base and to attempt to maximize stockholder value, our management and board of directors believe that the purchase of shares pursuant to the offer is a positive action that is intended to accomplish the desired objectives. Other actions previously employed, including periodic open market purchases of shares and quarterly cash dividends, have enhanced stockholder value, but capital remains at high levels, and this affects our ability to produce desired returns for stockholders.

              The offer is designed to restructure our balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and shares outstanding. Based upon the current market price of our shares, we believe that the purchase of shares is an attractive use of funds. Following the purchase of the shares, we believe funds provided by earnings, combined with other sources of liquidity, will be fully adequate to meet our funding needs for the foreseeable future. Upon completion of the offer, we expect that Capitol Federal Financial and our wholly owned subsidiary bank, Capitol Federal Savings Bank, hereinafter referred to as Capitol Federal Savings, will continue to maintain the highest regulatory standards for capital.

              The offer will enable stockholders who are considering the sale of all or a portion of their shares the opportunity to determine the price or prices, not greater than $20.00 nor less than $17.50 per share, at which they are willing to sell their shares, and, if any shares are sold pursuant to the offer, to sell those shares for cash without the usual transaction costs associated with open-market sales. The offer may also give stockholders the opportunity to sell shares at prices greater than market prices prevailing prior to the announcement of the offer. See section 8. In addition, qualifying stockholders owning beneficially fewer than 100 shares, whose shares are purchased pursuant to the offer, not only will avoid the payment of brokerage commissions but will also avoid any applicable odd lot discounts to the market price typically charged by brokers for executing odd lot trades.

              Stockholders who do not tender their shares pursuant to the offer and stockholders who otherwise retain an equity interest in Capitol Federal Financial as a result of a partial tender of shares or a proration, as described in section 1 of this Offer to Purchase, will continue to be owners of Capitol Federal Financial with the attendant risks and rewards associated with owning the equity securities of Capitol Federal Financial. As noted above, Capitol Federal Financial, following completion of the offer, will maintain the highest regulatory capital ranking. Consequently, we believe that stockholders will not be subject to materially greater risk as a result of the reduction of the capital base.

              Stockholders who determine not to accept the offer will realize a proportionate increase in their relative equity interest in Capitol Federal Financial and, thus, in Capitol Federal Financial's earnings and assets, subject to any risks resulting from our purchase of shares and our ability to issue additional equity securities in the future. In addition, to the extent the purchase of shares pursuant to the offer results in a reduction of the number of stockholders of record, our costs for services to stockholders may be reduced.

              If fewer than 8,000,000 shares are purchased pursuant to the offer, we may repurchase the remainder of the shares on the open market, in privately negotiated transactions or otherwise. In the future, we may determine to purchase additional shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the offer. Rule 13e-4 under the Exchange Act, however, prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration date. Any future purchases of shares by Capitol Federal Financial would depend on many factors, including the market price of the shares, our business and financial position, and general economic and market conditions.

              Shares we acquire pursuant to the offer will be restored to the status of authorized and unissued shares, or placed in Capitol Federal Financial's treasury. These shares will be available for us to issue without further stockholder action, except as required by applicable law, including applicable rules and regulations of the Office of Thrift Supervision as they relate to mutual holding companies, or the rules of the Nasdaq National Market or any other securities exchange on which the shares are listed, for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for reissuance of the shares repurchased pursuant to the offer.

              Neither Capitol Federal Financial nor our board of directors makes any recommendation to any stockholder as to whether to tender all or any shares. Each stockholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Directors, officers and employees of Capitol Federal Financial who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that two directors and four officers of Capitol Federal Financial intend to tender up to an aggregate of 19,500 of their shares pursuant to the offer. We have also been advised that the trustee of the ESOP does not intend to tender any shares pursuant to the offer. In addition, in order to maintain compliance with IRS requirements, Capitol Federal Foundation intends to tender approximately 50,000 of its shares pursuant to the offer.

10. INFORMATION CONCERNING CAPITOL FEDERAL FINANCIAL

General

              Capitol Federal Financial is the mid-tier holding company and sole stockholder of Capitol Federal Savings. In March 1999, Capitol Federal Savings reorganized from a federally chartered mutual savings and loan association into the federal mutual holding company form of organization. As a result of this reorganization, Capitol Federal Savings, founded in 1893, converted to a federally chartered stock savings bank and a wholly owned subsidiary of Capitol Federal Financial, which is majority owned by Capitol Federal Savings Bank, MHC, a federally chartered mutual holding company. Capitol Federal Savings is an independent, community-oriented financial institution. The main office of Capitol Federal Financial and Capitol Federal Savings is located at 700 South Kansas Avenue, Topeka, Kansas 66603; telephone number (785) 235-1341.

              Capitol Federal Savings serves the financial needs of communities in its market area which is primarily the entire metropolitan areas of Topeka, Wichita, Lawrence, Manhattan, Emporia and Salina, Kansas and a portion of the metropolitan area of greater Kansas City. Capitol Federal Savings attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate primarily loans secured by mortgages on owner-occupied one- to four-family residences and, to a lesser extent, multi-family, commercial real estate and consumer loans. These loans are generally originated within Capitol Federal Savings' primary market area. Capitol Federal Savings also invests in mortgage-backed securities, investment securities and other short-term liquid assets. Our deposits are insured up to applicable limits by the FDIC.

              Capitol Federal Savings' results of operations are dependent primarily on net interest income and fee income. Net interest income is the difference between the interest income earned on its loans, mortgage-backed securities and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money. Capitol Federal Savings' results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

              Capitol Federal Savings is subject to examination by the Office of Thrift Supervision and the FDIC. Capitol Federal Financial, as a savings and loan holding company, is subject to examination by the Office of Thrift Supervision.

              Upon completion of its initial public offering in 1999, Capitol Federal Financial had an equity to assets ratio of 17.87%, well in excess of industry standards, regulatory requirements and an amount necessary to execute its long term business plan. Return on equity, a measure of stockholder value, was 4.34% during the 1999 fiscal year. Since the time Capitol Federal Financial went public, the board of directors has continuously sought ways to maximize Capitol Federal Financial's value and utilize its excess capital. The board of directors introduced a regular quarterly cash dividend in the third quarter of 1999 at $0.10 per share, increasing this steadily over time to its current rate of $0.16 per share, a 60.0% increase since the initial dividend. We have also utilized share repurchases and since our inception we have repurchased 12,492,655 shares at a total cost of $144.3 million. As of June 30, 2001, the equity to assets ratio stood at 12.02% and the return on equity for the nine months then ended was 7.73%.

              The board of directors currently believes that continuing to enhance stockholder value by repurchasing additional shares through this tender offer and refining and implementing our business plan, would be in the best short-term interest of stockholders. The board of directors will continue to explore all possible ways to enhance stockholder value. Regardless of the direction taken next, utilizing excess capital through this tender offer in a manner that is accretive to earnings per share and return on equity is consistent with our goals to enhance stockholder value and the execution of our business plan.

Summary Unaudited Historical Consolidated Financial Data and
Summary Unaudited Pro Forma Consolidated Financial Data
(all amounts in thousands except per share data)

              The following summary unaudited historical consolidated financial data has been derived from the consolidated financial statements of Capitol Federal Financial. The data should be read in conjunction with the consolidated financial statements and notes thereto included in Capitol Federal Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. Copies of this report may be obtained as described in Section 18 of this offer. The income statement data for the nine months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001 have been derived from the unaudited condensed consolidated financial statements of Capitol Federal Financial which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the nine months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2001.

		Pro Forma
	Historical	June 30, 2001
	June 30,	$17.50	$20.00
	2001	per Share	per Share
	(unaudited)
Balance Sheet Data:

ASSETS
Cash and cash equivalents	$ 242,407	$ 238,406	$ 237,835
Securities	2,743,425	2,743,425	2,743,425
Loans receivable, net	5,446,844	5,446,844	5,446,844
Other assets	95,523	95,523	95,523
Total assets	$8,528,199	$8,524,199	$8,523,627

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits	$4,227,128	$4,227,128	$4,227,128
Borrowings	3,200,000	3,340,000	3,360,000
Other liabilities	75,926	75,926	75,926
Total liabilities	7,503,054	7,643,054	7,663,054

Stockholders' equity:
Common stock and additional paid-in capital,
net of unearned ESOP and unearned stock awards	356,176	356,176	356,176
Treasury stock	(130,117)	(270,117)	(290,117)
Retained earnings	794,207	790,207	789,635
Accumulated other comprehensive income	4,879	4,879	4,879
Total stockholders' equity	1,025,146	881,145	860,574
Total liabilities and stockholders' equity	$8,528,199	$8,524,199	$8,523,627

Shares outstanding	77,148,514	69,148,514	69,148,514
	Historical Nine months ended June 30,		Pro Forma Nine months ended June 30, 2001
	2000	2001	$17.50 per Share	$20.00 per Share
	(unaudited)
Income Statement Data:

Total interest & dividend income	$373,749	$436,227	$436,227	$436,227
Total interest expense	247,979	309,515	315,815	316,715
Net interest income	125,770	126,712	120,412	119,512
Provision for loan losses	494	--	---	---
Net interest income after provision
for loan losses	125,276	126,712	120,412	119,512
Total non-interest income	10,707	11,923	11,923	11,923
Total non-interest expense	46,145	46,970	46,970	46,970
Income before income taxes	89,838	91,665	85,365	84,465
Income taxes	33,914	33,458	31,158	30,830
Net income	$ 55,924	$ 58,207	$ 54,207	$ 53,635

Selected Financial Ratios:
Earnings per share - basic	$0.65	$0.75	$0.78	$0.78
Earnings per share - diluted	$0.65	$0.74	$0.76	$0.76
Ratio of interest and dividend income to interest expense on borrowings	385.93%	292.30%	280.46%	278.85%
Return on average equity - annualized	7.25%	7.73%	8.26%	8.34%
Book value per share	$12.45	$13.29	$12.74	$12.45
Weighted average shares outstanding
basic	85,088,673	77,127,385	69,127,385	69,127,385
diluted	85,207,864	78,874,119	70,874,119	70,874,119

Notes to Unaudited Pro Forma Financial Information

(1)	The pro forma financial information reflects the repurchase of 8,000,000 shares at $17.50 and $20.00 per share, as appropriate.
(2)	The balance sheet data gives effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3)	The funds used to purchase shares were considered to have been proceeds from the borrowing of money. The pro forma data assumes a rate of interest of 6.00% on the borrowed money and an incremental tax rate of 36.50%.

(4)	No effect has been given to the cost incurred in connection with this offer. These costs are not expected to be material and will be capitalized as part of the cost of the shares purchased.

11. SOURCE AND AMOUNT OF FUNDS

              Assuming that we purchase the maximum of 8,000,000 shares pursuant to this offer at the highest price of $20.00 per share, the total amount required by us to purchase these shares will be $160 million, exclusive of fees and other expenses. We will fund the purchase with proceeds from a loan entered into with Charter One Bank, F.S.B. and LaSalle Bank, National Association. The loan has an original maturity of 72 months, with interest payable at either prime floating or LIBOR plus 175 basis points (at our option). Interest only payments are due quarterly or at the maturity of each LIBOR contract, if earlier. Principal payments are due quarterly in 23 equal installments commencing on January 1, 2002 and continuing until maturity. The loan will be secured by a pledge of the stock of Capitol Federal Savings Bank, our bank subsidiary. We contemplate that interest and principal payments on the loan will be funded by dividends from Capitol Federal Savings Bank.

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS
AND ARRANGEMENTS CONCERNING SHARES

              As of August 9, 2001, Capitol Federal Financial had 80,404,182 shares issued and outstanding, 52,192,817 of which are held by Capitol Federal Savings Bank MHC, including shares allocated pursuant to our employee stock ownership plan and recognition and retention plan, and had reserved 2,990,550 shares for issuance upon exercise of outstanding stock options. The 8,000,000 shares that we are offering to purchase represent approximately 9.9% of our outstanding shares and 28.4% of the shares held by persons other than Capitol Federal Savings Bank MHC. As of August 9, 2001, our directors and executive officers as a group, 12 persons, beneficially owned an aggregate of 2,163,776 shares, including 834,000 shares covered by currently exercisable options granted under our stock option plan, representing approximately 2.7% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. Directors, officers and employees of Capitol Federal Financial who own shares may participate in the offer on the same basis as our other stockholders. We have been advised that two of our directors, Marilyn Ward and Carl Quarnstrom, and four of our executive officers, Neil McKay, Stanley Mick, R. Joe Aleshire and Larry Brubaker, intend to tender a total of up to 19,500 shares, 5,000, 6,000, 2,000, 2,000, 2,500 and 2,000, respectively, pursuant to the offer. As of August 9, 2001, 3,008,598 shares, or approximately 3.7% of the outstanding shares, were held in the employee stock ownership plan. We have also been advised that the trustee of the employee stock ownership plan does not intend to tender any shares pursuant to the offer. In addition, in order to maintain compliance with IRS requirements, Capitol Federal Foundation intends to tender approximately 50,000 of its shares pursuant to the offer.

              Assuming we purchase 8,000,000 shares pursuant to the offer, including the 19,500 shares from directors and executive officers, and the trustee of the employee stock ownership plan does not tender any shares pursuant to the offer, then after the purchase of shares pursuant to the offer, our executive officers and directors as a group would own beneficially approximately 3.0% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. In addition, the employee stock ownership plan would own approximately 4.2% of the outstanding shares.

              Neither Capitol Federal Financial, nor any subsidiary of Capitol Federal Financial nor, to the best of our knowledge, any of Capitol Federal Financial's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof.

               Except for outstanding options to purchase shares granted from to time to time over recent years to certain directors and employees, including executive officers, of Capitol Federal Financial pursuant to our stock option plan, and except as otherwise described herein, neither Capitol Federal Financial nor, to the best of our knowledge, any of our affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of Capitol Federal Financial including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

              Except as disclosed in this offer, Capitol Federal Financial, its directors and executive officers have no current plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of Capitol Federal Financial or the disposition of securities of Capitol Federal Financial, except for possible exercises, cashless or otherwise, of outstanding options to purchase shares in the ordinary course by executive officers and directors of Capitol Federal Financial;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Capitol Federal Financial or any of our subsidiaries;
•	a purchase, sale or transfer of a material amount of assets of Capitol Federal Financial or any of our subsidiaries;
•	any change in the present board of directors or management of Capitol Federal Financial;
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Capitol Federal Financial;
•	any other material change in Capitol Federal Financial's corporate structure or business;
•	any change in our charter or bylaws or any actions which may impede the acquisition of control of Capitol Federal Financial by any person;
•	a class of equity security of Capitol Federal Financial being delisted from a national securities exchange;
•	a class of equity securities of Capitol Federal Financial becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act. See section 10.

13. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES;
REGISTRATION UNDER THE EXCHANGE ACT

              Capitol Federal Financial's purchase of shares pursuant to this offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq National Market, we believe that following our purchase of shares pursuant to the offer, our remaining shares will continue to qualify to be quoted on the Nasdaq National Market.

              The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

              The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC's proxy rules in connection with meetings of our stockholders.

14. LEGAL MATTERS; REGULATORY APPROVALS

              We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by us as contemplated herein. Should any approval or other action be required, we presently contemplate that the approval or other action will be sought. We are unable to predict whether we may determine that we are required to delay the acceptance for payment of or payment for shares tendered pursuant to this offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares is subject to certain conditions. See section 7.

15. FEDERAL INCOME TAX CONSEQUENCES

              General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of shares pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of the stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the shares are held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the Internal Revenue Service with respect to the tax matters discussed below.

              Each stockholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that stockholder tendering shares pursuant to the offer and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

              Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of shares by a stockholder to Capitol Federal Financial pursuant to the offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Internal Revenue Code, the surrender of shares by a stockholder to Capitol Federal Financial pursuant to the offer will be treated as a "sale or exchange" of shares for United States federal income tax purposes, rather than as a distribution by Capitol Federal Financial with respect to the shares held by the tendering stockholder, if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in Capitol Federal Financial, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder, each as described below.

              If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares surrendered pursuant to the offer. Any gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

              If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by Capitol Federal Financial with respect to the stockholder's shares in an amount equal to the cash received by the stockholder pursuant to the offer. The distribution will be treated as a dividend, taxable as ordinary income to the extent of Capitol Federal Financial's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of Capitol Federal Financial's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a stockholder is treated as having received a distribution by Capitol Federal Financial with respect to his or her shares, the stockholder's tax basis in his or her remaining shares will generally be adjusted to take into account the stockholders return of basis in the shares tendered.

              Constructive Ownership. In determining whether any of the three tests under Section 302 of the Internal Revenue Code is satisfied, stockholders must take into account not only the shares that are actually owned by the stockholder, but also shares that are constructively owned by the stockholder within the meaning of Section 318 of the Internal Revenue Code. Under Section 318 of the Code, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the stockholder has the right to acquire by exercise of an option or by conversion.

              Proration. Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Internal Revenue Code has been satisfied. Each stockholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the offer, fewer than all of these shares may be purchased by Capitol Federal Financial. Thus, proration may affect whether the surrender of shares by a stockholder pursuant to the offer will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

              Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding shares in Capitol Federal Financial actually and constructively owned by the stockholder immediately following the surrender of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the stockholder immediately before the sale of shares pursuant to the offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

              The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no shares in Capitol Federal Financial either actually or constructively immediately after the shares are surrendered pursuant to the offer, or (ii) the stockholder actually owns no shares in Capitol Federal Financial immediately after the surrender of shares pursuant to the offer and, with respect to shares constructively owned by the stockholder immediately after the offer, the stockholder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Internal Revenue Code. A director, officer or employee of Capitol Federal Financial is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Internal Revenue Code.

              Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of shares pursuant to the offer results in a "meaningful reduction" in the stockholder's interest in Capitol Federal Financial. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The Internal Revenue Service has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

              Corporate Stockholder Dividend Treatment. If a sale of shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Internal Revenue Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Internal Revenue Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Internal Revenue Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced.

              In addition, amounts received by a corporate stockholder pursuant to the offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Internal Revenue Code. The "extraordinary dividend" rules of the Internal Revenue Code are highly complicated. Accordingly, any corporate stockholder that might have a dividend as a result of the sale of shares pursuant to the offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

              Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain," which is the excess of net long-term capital gains over net short-term capital losses, for the year. Tax rates on long-term capital gain for individual stockholders vary depending on the stockholders' income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year, currently 20 percent or less.

              Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain, or the receipt of any ordinary income, caused by the surrender of any shares to Capitol Federal Financial pursuant to the offer.

              Foreign Stockholders. Capitol Federal Financial will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the offer to a foreign stockholder or his agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of the tax or a portion of the tax if the stockholder (a) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (b) is entitled to a reduced rate of withholding pursuant to a treaty and Capitol Federal Financial withheld at a higher rate, or (c) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the depositary, or other person who is otherwise required to withhold United States tax, a properly executed statement claiming such exemption or benefits. These statements may be obtained from the depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

              Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

              The tax discussion set forth above is included for general information only and may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with Capitol Federal Financial. The tax consequences of a sale pursuant to the offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided with respect to the state, local or foreign tax consequences of the transaction contemplated by the offer. Stockholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the offer and the effect of the stock ownership attribution rules described above.

16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

              Capitol Federal Financial expressly reserves the right, in our sole discretion, to extend the period of time during which the offer is open by giving oral or written notice of the extension to the depositary and making a public announcement thereof. There can be no assurance, however, that we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that shares may be withdrawn as set forth in section 4. We also expressly reserve the right, in our sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of the termination to the depositary and making a public announcement thereof and (ii) to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which Capitol Federal Financial may choose to make public announcement of any extension, termination or amendment, Capitol Federal Financial shall have no obligation, except as otherwise required by applicable law, to publish, advertise or otherwise communicate any public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the offer, in which case Capitol Federal Financial shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

              If Capitol Federal Financial materially changes the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The offer will continue or be extended for at least ten business days from the time Capitol Federal Financial publishes, sends or gives to holders of shares a notice that we will (i) increase or decrease the price we will pay for shares or the amount of the dealer manager's/information agent's soliciting fee or (ii) increase, except for an increase not exceeding 2% of the outstanding shares, or decrease the number of shares we seek.

17. SOLICITATION FEES AND EXPENSES

              Sandler O'Neill & Partners, L.P. will act as the dealer manager and information agent for Capitol Federal Financial in connection with the offer. Sandler O'Neill, as information agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. Capitol Federal Financial has agreed to pay Sandler O'Neill upon acceptance for and payment of shares pursuant to the offer, a total of $0.06 per share purchased by Capitol Federal Financial pursuant to the offer. Sandler O'Neill will also be reimbursed for certain out-of-pocket expenses. Sandler O'Neill also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

              During the past two years, Sandler O'Neill has not received any compensation from Capitol Federal Financial for any investment banking or other financial advisory services. Sandler O'Neill may provide such services to Capitol Federal Financial in the future and may receive compensation for such services. In addition, in the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to Capitol Federal Financial. Sandler O'Neill may also actively trade the equity securities of Capitol Federal Financial for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

              We have retained American Stock Transfer & Trust Company as depositary in connection with the offer. The depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. Capitol Federal Financial has agreed to indemnify the depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with the offer. Neither the information agent nor the depositary has been retained to make solicitations or recommendations in connection with the offer.

              We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer, other than the fee of the dealer manager. Capitol Federal Financial will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers.

18. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

              Capitol Federal Financial is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, options granted to them, the principal holders of Capitol Federal Financial's securities and any material interest of these persons in transactions with Capitol Federal Financial is filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain additional information relating to the offer. These reports, as well as such other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Capitol Federal Financial's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov."

              The offer is being made to all holders of shares. Capitol Federal Financial is not aware of any state where the making of the offer is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the offer, we will make a good faith effort to comply with the statute. If, after such good faith effort, we cannot comply with the statute, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Capitol Federal Financial by the dealer manager/information agent or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

CAPITOL FEDERAL FINANCIAL

August 15, 2001

              Questions and requests for assistance may be directed to the information agent at the telephone number listed below. Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

SANDLER O'NEILL & PARTNERS, L.P.
Two World Trade Center
New York, New York 10048
Telephone: (866) 238-9463 (toll free)

              The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder's broker, dealer, bank, trust company or other nominee to the depositary at the address listed below. Any questions concerning tender procedures may be directed to the depositary at the telephone number listed below.

The depositary for the offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By Hand, By Mail or By Overnight Courier: 59 Maiden Lane New York, New York 10038	For Assistance: (877) 777-0800	By Facsimile: (718) 236-2641 (For Eligible Institutions Only)

The dealer manager for the offer is:

SANDLER O'NEILL & PARTNERS, L.P.
Two World Trade Center
New York, New York 10048
Telephone: (866) 818-9961 (toll free)

August 15, 2001

EXHIBIT (A)(1)-2

CAPITOL FEDERAL FINANCIAL
LETTER OF TRANSMITTAL
To Accompany Shares of Common Stock
of
Capitol Federal Financial
Tendered Pursuant to the Offer to Purchase
Dated August 15, 2001

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 18, 2001, UNLESS THE OFFER IS EXTENDED.

To: AMERICAN STOCK TRANSFER & TRUST COMPANY, Depositary

By Hand, By Mail or By Overnight Courier: 59 Maiden Lane New York, New York 10038	For Assistance: (877) 777-0800	By Facsimile: (718) 236-2641 (For Eligible Institutions Only)

DESCRIPTION OF SHARES TENDERED
(See instructions 3 and 4.)

Name(s) and Address(es) of Registered Holder(s) (Please Fill in Exactly as Name(s) Appear(s) on Certificate(s)	Shares Tendered (Attach Additional List if Necessary)
	Certificate Number(s)*	Total Number of Shares Represented by Certificate(s)*	Number of Shares Tendered**

TOTAL SHARES
*	Need not be completed by stockholders tendering by book-entry transfer.
**	Unless otherwise indicated, it will be assumed that all shares represented by any certificates delivered to the depositary are being tendered. See instruction 4.

         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

         THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

         This Letter of Transmittal is to be used if certificates are to be forwarded herewith or if delivery of shares is to be made by book-entry transfer to the depositary's account at The Depository Trust Company pursuant to the procedures set forth in section 3 of the accompanying Offer to Purchase (white booklet).

         Delivery of documents to Capitol Federal Financial or to the book-entry transfer facility does not constitute a valid delivery.

(BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

[  ]   CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE
        DEPOSITARY'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

          Name of Tendering Institution
          Account No.
          Transaction Code No.

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NOTE: SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

          The undersigned hereby tenders to Capitol Federal Financial, a federally chartered corporation, the above-described shares of its common stock, par value $0.01 per share, at a price per share hereinafter set forth, pursuant to Capitol Federal Financial's offer to purchase up to 8,000,000 shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2001, receipt of which is hereby acknowledged, and in this Letter of Transmittal, which together constitute the "offer."

          Subject to, and effective upon, acceptance for payment of and payment for the shares tendered herewith in accordance with the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of any such extension or amendment, the undersigned hereby sells, assigns and transfers to, or upon the order of, Capitol Federal Financial all right, title and interest in and to all the shares that are being tendered hereby or orders the registration of the shares tendered by book-entry transfer that are purchased pursuant to the offer to or upon the order of Capitol Federal Financial and irrevocably constitutes and appoints the depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to the shares, with full power of substitution, such power of attorney being deemed to be an irrevocable power coupled with an interest, to (i) deliver certificates for the shares, or transfer ownership of the shares on the account books maintained by the book-entry transfer facility, together, in any case, with all accompanying evidences of transfer and authenticity, to or upon the order of Capitol Federal Financial upon receipt by the depositary, as the undersigned's agent, of the purchase price with respect to the shares, (ii) present certificates for the shares for cancellation and transfer on the books of Capitol Federal Financial and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of the shares, all in accordance with the terms of the offer.

          The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the shares tendered hereby and that, when and to the extent the same are accepted for payment by Capitol Federal Financial, Capitol Federal Financial will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the depositary or Capitol Federal Financial to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered hereby.

          The undersigned hereby represents and warrants that the undersigned has read and agrees to all of the terms of the offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the offer, this tender is irrevocable.

          The undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the instructions to this Letter of Transmittal will constitute the undersigned's acceptance of the terms and conditions of the offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of the shares complies with Rule 14e-4. Capitol Federal Financial's acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the undersigned and Capitol Federal Financial upon the terms and subject to the conditions of the offer.

          The undersigned understands that Capitol Federal Financial will determine a single per share price, not greater than $20.00 nor less than $17.50 per share, net to the seller in cash, without interest thereon, that it will pay for shares validly tendered and not withdrawn pursuant to the offer taking into account the number of shares so tendered and the prices specified by tendering stockholders. The undersigned understands that Capitol Federal Financial will select the lowest purchase price that will enable it to purchase 8,000,000 shares, or a lesser number of shares as are validly tendered and not withdrawn at prices not greater than $20.00 nor less than $17.50 per share, pursuant to the offer. The undersigned understands that all shares properly tendered and not withdrawn at prices at or below the purchase price will be purchased at the purchase price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the offer, including its proration and conditional tender provisions, and that Capitol Federal Financial will return all other shares, including shares tendered and not withdrawn at prices greater than the purchase price, shares not purchased because of proration and shares that were conditionally tendered and not accepted. The undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the instructions to this Letter of Transmittal will constitute an agreement between the undersigned and Capitol Federal Financial upon the terms and subject to the conditions of the offer.

          The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, Capitol Federal Financial may terminate or amend the offer or may postpone the acceptance for payment of, or the payment for, shares tendered or may not be required to purchase any of the shares tendered hereby or may accept for payment fewer than all of the shares tendered hereby.

          Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any shares purchased, and/or return any shares not tendered or not purchased, in the name(s) of the undersigned, and, in the case of shares tendered by book-entry transfer, by credit to the account at the book-entry transfer facility. Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any shares purchased and/or any certificates for shares not tendered or not purchased, and accompanying documents, as appropriate, to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any shares purchased and/or return any shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that Capitol Federal Financial has no obligation, pursuant to the "Special Payment Instructions," to transfer any shares from the name of the registered holder(s) thereof if Capitol Federal Financial does not accept for payment any of the shares so tendered.

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PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED (SEE INSTRUCTION 5)
CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES.
[ ] $17.50	[ ] $18.00	[ ] $18.50
[ ] $19.00	[ ] $19.50	[ ] $20.00

If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the purchase price determined by Capitol Federal Financial in accordance with the terms of the offer. Persons checking this box need not indicate the price per share above. [ ]

ODD LOTS (SEE INSTRUCTION 9)
        This section is to be completed ONLY if shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on August 9, 2001, and who continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares.

        The undersigned either (check one box):

[  ]   was the beneficial owner as of the close of business on August 9, 2001, and continues to be the beneficial owner as of the expiration date, of an aggregate of fewer than 100 shares, all of which are being tendered, or

[  ]   is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each beneficial owner, that the beneficial owner owned beneficially as of the close of business on August 9, 2001, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares, and is tendering all of those shares.

SPECIAL PAYMENT INSTRUCTIONS
(SEE INSTRUCTIONS 6, 7 AND 8)

To be completed ONLY if the check for the purchase price of shares purchased and/or certificates for shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

Issue [  ] check
and/or [  ] certificate(s) to:

Name
(Please Print)

Address
(Include Zip Code)

(Taxpayer Identification or Social Security No.)

SPECIAL DELIVERY INSTRUCTIONS
(SEE INSTRUCTIONS 6, 7 AND 8)

To be completed ONLY if the check for the purchase price of shares purchased and/or certificates for shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

Mail [  ] check
and/or [  ] certificate(s) to:

Name
(Please Print)

Address
(Include Zip Code)

(Taxpayer Identification or Social Security No.)

CONDITIONAL TENDER

       You may condition the tender of your shares upon the purchase by Capitol Federal Financial of a specified minimum number of the shares you tendered. See section 6 in the Offer to Purchase. Unless at least the minimum number of shares tendered by you is purchased by Capitol Federal Financial, none of the shares tendered hereby will be purchased. It is your responsibility to calculate the minimum number of shares, and you are urged to consult your tax advisor. Unless this box has been completed and a minimum specified, the tender will be deemed unconditional.

       Minimum number of shares that must be purchased, if any are purchased: ____________ shares

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SIGN HERE (PLEASE COMPLETE SUBSTITUTE FORM W-9 INCLUDED IN THIS LETTER OF TRANSMITTAL)
(Signature(s) of Owner(s))
Dated ____________________________, 2001 Name(s) _______________________________________________________________________________________
Capacity (full title) _______________________________________________________________________________

Address _______________________________________________________________________________________

(Include Zip Code)

Area Code and Telephone No. ______________________________________________________________________

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

GUARANTEE OF SIGNATURE(S)
(SEE INSTRUCTIONS 1 AND 6)

Name of Firm___________________________________________________________________________________

Authorized Signature_____________________________________________________________________________

Dated _________________, 2001

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INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

          1. Guarantee of Signatures.  Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm that is an eligible institution because it is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved signature guarantee medallion program. Signatures on this Letter of Transmittal need not be guaranteed (i) if this Letter of Transmittal is signed by the registered holder(s) of the shares, which term, for purposes of this document, shall include any participant in the book-entry transfer facility whose name appears on a security position listing as the owner of shares, tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (ii) if the shares are tendered for the account of an eligible institution. See instruction 6.

          2. Delivery of Letter of Transmittal and Shares.  This Letter of Transmittal or, in the case of a book-entry transfer, an agent's message, as defined below, is to be used either if certificates are to be forwarded herewith or if delivery of shares is to be made by book-entry transfer pursuant to the procedures set forth in section 3 of the Offer to Purchase. Certificates for all physically delivered shares, or a confirmation of a book-entry transfer into the depositary's account at the book-entry transfer facility of all shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal, or a manually signed copy thereof, and any other documents required by this Letter of Transmittal, must be received by the depositary at the address set forth on the front page of this Letter of Transmittal on or prior to the expiration date, as defined in the Offer to Purchase. The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares, that such participant has received and agrees to be bound by the terms of this Letter of Transmittal and that Capitol Federal Financial may enforce the agreement against the participant.

          The method of delivery of this Letter of Transmittal, share certificates and all other required documents is at the option and risk of the tendering stockholder, and delivery will be deemed made only when actually received by the depositary. If certificates for shares are sent by mail, registered mail with return receipt requested, properly insured, is recommended.

          Except as specifically permitted by section 6 of the Offer to Purchase, no alternative or contingent tenders will be accepted. See section 1 of the Offer to Purchase. By executing this Letter of Transmittal, or a facsimile thereof, the tendering stockholder waives any right to receive any notice of the acceptance for payment of the shares.

          3. Inadequate Space.  If the space provided herein is inadequate, the certificate numbers and/or the number of shares should be listed on a separate signed schedule attached to this Letter of Transmittal.

          4. Partial Tenders; Not Applicable to Stockholders Who Tender by Book-Entry Transfer.  If fewer than all the shares represented by any certificate delivered to the depositary are to be tendered, fill in the number of shares that are to be tendered in the box entitled "Number of Shares Tendered." In this case, a new certificate for the remainder of the shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the offer. All shares represented by certificates delivered to the depositary will be deemed to have been tendered unless otherwise indicated.

          5. Indication of Price at Which Shares are Being Tendered.  For shares to be validly tendered, the stockholder must check the box indicating (i) the price per share at which he or she is tendering shares under "Price (In Dollars) Per Share at Which Shares Are Being Tendered" in this Letter of Transmittal, or (ii) that the person is tendering shares at the purchase price determined by Capitol Federal Financial pursuant to the terms of the offering under this heading. Only one box may be checked. If more than one box is checked or if no box is checked, there is no valid tender of shares. A stockholder wishing to tender portions of his or her share holdings at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to tender each portion of his or her shares. The same shares cannot be tendered, unless previously validly withdrawn as provided in section 4 of the Offer to Purchase, at more than one price.

          6. Signatures on Letter of Transmittal; Stock Powers and Endorsements.  If this Letter of Transmittal is signed by the registered holder(s) of the shares hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

          If any of the shares hereby are held of record by two or more persons, all persons must sign this Letter of Transmittal.

          If any of the shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of certificates.

          If this Letter of Transmittal is signed by the registered holder(s) of the shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s). Signatures on any such certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

          If this Letter of Transmittal is signed by a person other than the registered holder(s) of the shares tendered hereby, certificates evidencing the shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for the shares. Signature(s) on any certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

          If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the person should so indicate when signing, and proper evidence satisfactory to Capitol Federal Financial of the authority of the person so to act must be submitted.

          7. Stock Transfer Taxes.  Capitol Federal Financial will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the offer. If, however, payment of the purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes, whether imposed on the registered holder(s), the other person or otherwise, payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of taxes, or exemption therefrom, is submitted. See section 5 of the Offer to Purchase. Except as provided in this instruction 7, it will not be necessary to affix transfer tax stamps to the certificates representing shares tendered hereby.

          8. Special Payment and Delivery Instructions.  If the check for the purchase price of any shares purchased is to be issued in the name of, and/or any shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal or if the check and/or any certificates for shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Stockholders tendering shares by book-entry transfer will have any shares not accepted for payment returned by crediting the account maintained by the stockholder at the book-entry transfer facility from which the transfer was made.

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          9. Odd Lots.  As described in the Offer to Purchase, if fewer than all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date are to be purchased, the shares purchased first will consist of all shares tendered by any stockholder who owned beneficially as of the close of business on August 9, 2001, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares and who validly and unconditionally tendered all the shares at or below the purchase price, including by not designating a purchase price as described above. Partial or conditional tenders of shares will not qualify for this preference. This preference will not be available unless the box captioned "Odd Lots" in this Letter of Transmittal is completed.

          10. Substitute Form W-9 and Form W-8.  The tendering stockholder is required to provide the depositary with either a correct taxpayer identification number on Substitute Form W-9, which is provided under "Important Tax Information" below, or a properly completed Form W-8. Failure to provide the information on either Substitute Form W-9 or Form W-8 may subject the tendering stockholder to 30.5% federal income tax backup withholding on the payment of the purchase price. The box in Part 2 of Substitute Form W-9 may be checked if the tendering stockholder has not been issued a taxpayer identification number and has applied for a number or intends to apply for a number in the near future. If the box in Part 2 is checked and the depositary is not provided with a taxpayer identification number by the time of payment, the depositary will withhold 30.5% on all payments of the purchase price thereafter until a taxpayer identification number is provided to the depositary.

          11. Requests for Assistance or Additional Copies.  Any questions or requests for assistance may be directed to the dealer manager/information agent at their telephone number and address listed below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the dealer manager/information agent and copies will be furnished promptly at Capitol Federal Financial's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

          12. Irregularities.  All questions as to the purchase price, the form of documents, and the validity, eligibility, including time of receipt, and acceptance of any tender of shares will be determined by Capitol Federal Financial, in its sole discretion, and its determination shall be final and binding. Capitol Federal Financial reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of Capitol Federal Financial's counsel, be unlawful. Except as otherwise provided in the Offer to Purchase, Capitol Federal Financial also reserves the absolute right to waive any of the conditions to the offer or any defect or irregularity in any tender of shares and Capitol Federal Financial's interpretation of the terms and conditions of the offer, including these instructions, shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as Capitol Federal Financial shall determine. None of Capitol Federal Financial, the dealer manager/information agent, the depositary, or any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

          IMPORTANT: THIS LETTER OF TRANSMITTAL, OR A MANUALLY SIGNED COPY THEREOF, TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO THE EXPIRATION DATE.

IMPORTANT TAX INFORMATION

          Under federal income tax law, a stockholder whose tendered shares are accepted for payment is required to provide the depositary, as payer, with the stockholder's correct taxpayer identification number on Substitute Form W-9 below. If the stockholder is an individual, the taxpayer identification number is his or her social security number. For businesses and other entities, the number is the employer identification number. If the depositary is not provided with the correct taxpayer identification number or properly completed Form W-8, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such stockholder with respect to shares purchased pursuant to the offer may be subject to backup withholding.

          Certain stockholders, including, among others, all corporations and certain foreign individuals and entities, are not subject to these backup withholding and reporting requirements. In order for a noncorporate foreign stockholder to qualify as an exempt recipient, that stockholder must complete and sign a Form W-8, Certificate of Foreign Status, attesting to that stockholder's exempt status. The Form W-8 can be obtained from the depositary. Exempt stockholders, other than noncorporate foreign stockholders, should furnish their taxpayer identification number, write "Exempt" on the face of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to the depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (green form) for additional instructions.

          If federal income tax backup withholding applies, the depositary is required to withhold 30.5% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

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PURPOSE OF SUBSTITUTE FORM W-9 AND FORM W-8

          To avoid backup withholding on payments that are made to a stockholder with respect to shares purchased pursuant to the offer, the stockholder is required to notify the depositary of his or her correct taxpayer identification number by completing the Substitute Form W-9 included in this Letter of Transmittal certifying that the taxpayer identification number provided on Substitute Form W-9 is correct and that (i) the stockholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (ii) the Internal Revenue Service has notified the stockholder that he or she is no longer subject to federal income tax backup withholding. Foreign stockholders must submit a properly completed Form W-8 in order to avoid the applicable backup withholding; provided, however, that backup withholding will not apply to foreign stockholders subject to 30%, or lower treaty rate, withholding on gross payments received pursuant to the offer.

WHAT NUMBER TO GIVE THE DEPOSITARY

          The stockholder is required to give the depositary the social security number or employer identification number of the registered owner of the shares. If the shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (green form) for additional guidance on which number to report.

PAYER'S NAME: AMERICAN STOCK TRANSFER & TRUST COMPANY

SUBSTITUTE FORM W-9 DEPARTMENT OF THE TREASURY INTERNAL REVENUE SERVICE PAYOR'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER (taxpayer identification number) AND CERTIFICATION	PART 1 -- PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Taxpayer Identification Number _________________________________ Social Security Number or Employer Identification Number
____________________________________ NAME (Please Print) ____________________________________ ____________________________________ ADDRESS ____________________________________ CITY STATE ZIP CODE	PART 2: For Payees exempt from backup withholding, see the Important Tax Information above and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 enclosed herewith and complete as instructed herein.

Awaiting taxpayer identification number [ ]
PART 3 -- CERTIFICATION-UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or a taxpayer identification number has not been issued to me but I have mailed or delivered an application to receive a taxpayer identification number or intend to do so in the near future), (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. person, and (4) all other information provided on this form is true, correct and complete.

SIGNATURE ______________________________ DATE ________________________
You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30.5% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 2 OF THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

          I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 30.5% of all payments of the purchase price made to me thereafter will be withheld until I provide a number.

Signature_______________________________________________ Date _____________________________________

The information agent:

SANDLER O'NEILL & PARTNERS, L.P.
Two World Trade Center
New York, New York 10048

TOLL FREE:

(866) 238-9463

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. -- Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account	Give the SOCIAL SECURITY number of -	For this type of account	Give the SOCIAL SECURITY number of -

1. An individual's account	The individual	8. Sole proprietorship account	The owner[4]
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals[1]	9. A valid trust, estate, or pension trust	The legal entity (do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)[5]
3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person[1]	10. Corporate account	The corporation
4. Custodian account of minor (Uniform Gift to Minors Act)	The minor[2]	11. Religious, charitable, or educational organization account	The organization
5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor[1]	12. Partnership account held in the name of the business	The partnership
6. Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person[3]	13. Association, club, or other tax-exempt organization	The organization
7. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]	14. A broker or registered nominee	The broker or nominee
b. So-called trust account that is not a legal or valid trust under State law	The actual owner[1]	15. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

1List first and circle the name of the person whose number you furnish.
2Circle the minor's name and furnish the minor's social security number.
3Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
4Show the name of the owner.
5List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

       Payees specifically exempted from backup withholding on ALL payments include the following:

•  A corporation

•  A financial institution

•  An organization exempt from tax under section 501 (a), or an individual retirement plan.

•  The United States or any agency or instrumentality thereof.

•  A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

• A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•  An international organization or any agency, or instrumentality thereof.

•  A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

•  A real estate investment trust.

•  A common trust fund operated by a bank under section 584(a).

•  An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

•  An entity registered at all times under the Investment Company Act of 1940.

•  A foreign central bank of issue.

       Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•  Payments to nonresident aliens subject to withholding under section 1441.

•  Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

•  Payments of patronage dividends where the amount received is not paid in money.

•  Payments made by certain foreign organizations.

•  Payments made to a nominee.

       Payments of interest not generally subject to backup withholding including the following:

•  Payments of interest on obligations by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade of business and you have not provided your correct taxpayer identification number to the payer.

•  Payments of tax-exempt interest (including exempt-interest dividends under section 852).

•  Payments described in section 6049(b)(5) to nonresident aliens.

•  Payments on tax-free covenant bonds under section 1451.

•  Payments made by certain foreign organizations.

•  Payments made to a nominee.

       Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE TIES FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

       Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 604 1 A(a), 6045 and 6050A.

       Privacy Act Notice. - Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Effective August 9, 2001, payers must generally withhold 30.5% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

       (1) Penalty for Failure to Furnish Taxpayer Identification Number. - If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

       (2) Failure to Report Certain Dividend and Interest Payments - If you fail to include any portion of an includable payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an underpayment attributable to that failure unless there is clear and convincing evidence to the contrary.

       (3) Civil Penalty for False Information With Respect to Withholding. - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

       (4) Criminal Penalty for Falsifying Information. - Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

EXHIBIT (A)(2)-1

SANDLER O'NEILL & PARTNERS, L.P.
Two World Trade Center
104th Floor
New York, New York 10048
Telephone: (866) 818-9961 (toll free)

CAPITOL FEDERAL FINANCIAL
Offer To Purchase For Cash Up To
8,000,000 Shares Of Its Common Stock
At A Purchase Price Not In Excess Of $20.00
Nor Less Than $17.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2001,
UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,
       Trust Companies and Other Nominees:

       Capitol Federal Financial, a federally chartered corporation, has appointed us to act as dealer manager in connection with its offer to purchase for cash up to 8,000,000 shares of its common stock, $0.01 par value per share. The offer to purchase is being made at prices not in excess of $20.00 nor less than $17.50 per share, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated August 15, 2001 (white booklet), and in the related Letter of Transmittal (blue form), which together constitute the "offer."

       Capitol Federal Financial will determine the single per share price, not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Capitol Federal Financial will select the lowest purchase price that will allow it to buy 8,000,000 shares, or the lesser number of shares that are properly tendered at prices not in excess of $20.00 nor less than $17.50 per share. All shares validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration and conditional tender provisions. See sections 1 and 16 of the Offer to Purchase.

       Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 8,000,000 shares are validly tendered at or below the purchase price and not withdrawn, Capitol Federal Financial will buy shares (i) from stockholders who owned beneficially as of the close of business on August 9, 2001 and continue to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the expiration of the

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offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied. See sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at Capitol Federal Financial's expense as promptly as practicable following the expiration date.

       THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

       No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the offer other than the fee paid to the dealer manager as described in the Offer to Purchase. Capitol Federal Financial will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers. Capitol Federal Financial will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, subject to instruction 7 of the Letter of Transmittal.

       No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of Capitol Federal Financial, other than American Stock Transfer & Trust Company as "depositary," or Sandler O'Neill & Partners, L.P. as the "dealer manager" and "information agent," for purposes of the offer.

       For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  Offer to Purchase, dated August 15, 2001 (white booklet);

  Letter to clients which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining the clients' instructions with regard to the offer (pink letter);

  Letter, dated August 15, 2001, from John C. Dicus, Chairman of the Board and Chief Executive Officer of Capitol Federal Financial, to stockholders of Capitol Federal Financial (white letter);

  Letter of Transmittal for your use and for the information of your clients (blue document), together with an accompanying Form W-9 and guidelines (green form); and

  A return envelope addressed to American Stock Transfer & Trust Company, as depositary.

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       WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2001, UNLESS THE OFFER IS EXTENDED.

       In order to take advantage of the offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the depositary with either certificate(s) representing the tendered shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

       Any inquiries you may have with respect to the offer should be addressed to the depositary or the information agent/dealer manager at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

       Additional copies of the enclosed material may be obtained from the information agent, telephone: (866) 238-9463.

Very truly yours, Sandler O'Neill & Partners, L.P.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF CAPITOL FEDERAL FINANCIAL OR ANY OF ITS AFFILIATES, THE INFORMATION AGENT, DEALER MANAGER OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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EXHIBIT (A)(2)-2

CAPITOL FEDERAL FINANCIAL
Offer To Purchase For Cash Up To
8,000,000 Shares Of Its Common Stock
At A Purchase Price Not In Excess Of $20.00
Nor Less Than $17.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2001,
UNLESS THE OFFER IS EXTENDED.

To Our Clients:

       Enclosed for your consideration are the Offer to Purchase (white booklet), dated August 15, 2001, and the related Letter of Transmittal (blue form) in connection with the offer by Capitol Federal Financial to purchase up to 8,000,000 shares of its common stock, $0.01 par value per share, at prices not in excess of $20.00 nor less than $17.50 per share, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the offer.

       Capitol Federal Financial will determine the single per share price, not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Capitol Federal Financial will select the lowest purchase price that will allow it to buy 8,000,000 shares, or the lesser number of shares that are validly tendered at prices not in excess of $20.00 nor less than $17.50 per share. All shares properly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration and conditional tender provisions. See sections 1 and 16 of the Offer to Purchase.

       Upon the terms and subject to the conditions of the offer, if at the expiration of the offer more than 8,000,000 shares are validly tendered at or below the purchase price and not withdrawn, Capitol Federal Financial will buy shares (i) from stockholders who owned beneficially as of the close of business on August 9, 2001, and continue to own beneficially as of the expiration date an aggregate of fewer than 100 shares who properly tender all their shares at prices at or below the purchase price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender at or below the purchase price and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally and for whom the condition is not satisfied. See sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering stockholders at Capitol Federal Financial's expense as promptly as practicable following the expiration date of the offer.

       We are the owner of record of shares held for your account. Therefore, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal (blue document) for your information only; you cannot use it to tender shares we hold for your account. To tender your shares held by us, please complete and execute the enclosed Instruction Form (purple document).

       Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the offer.

       We call your attention to the following:

1.	You may tender shares at prices not in excess of $20.00 nor less than $17.50 per share as indicated in the enclosed Instruction Form (purple document), net to you in cash.
2.	You may tender your shares conditioned upon Capitol Federal Financial purchasing all or a minimum number of your shares.
3.	The offer is not conditioned on any minimum number of shares being tendered pursuant to the offer.
4.	The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on September 18, 2001, unless Capitol Federal Financial extends the offer.
5.	The offer is for 8,000,000 shares, constituting approximately 9.9% of the shares outstanding as of August 9, 2001 and 28.4% of the shares held by persons other than Capitol Federal Savings Bank MHC.
6.	Tendering stockholders will not be obligated to pay any brokerage commissions, solicitation fees, or, subject to instruction 7 of the Letter of Transmittal, stock transfer taxes on Capitol Federal Financial's purchase of shares pursuant to the offer.

7.	If you beneficially held, as of the close of business on August 9, 2001, an aggregate of fewer than 100 shares and you continue to beneficially own as of the expiration date of the offer an aggregate of fewer than 100 shares, and (i) you instruct us to tender on your behalf all your shares at or below the purchase price before the expiration date of the offer and (ii) complete the box captioned "Odd Lots" in the enclosed Instruction Form, then Capitol Federal Financial, upon the terms and subject to the conditions of the offer, will accept all your shares for purchase before proration, if any, of the purchase of other shares validly tendered at or below the purchase price.

8.	If you wish to tender portions of your shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each portion of your shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept. You cannot, however, tender the same shares at different prices.

       If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the enclosed Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the enclosed Instruction Form.

       Your instruction form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the expiration date of the offer. The offer, proration period and withdrawal rights expire at 5:00 p.m., new york city time, on September 18, 2001, unless the company extends the offer.

       As described in section 1 of the Offer to Purchase, if more than 8,000,000 shares have been validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in the Offer to Purchase, Capitol Federal Financial will purchase properly tendered shares on the basis set forth below:

       (a)        first, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the close of business on August 9, 2001 and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who:

(1) validly tenders all of the shares at a price at or below the purchase price - partial and conditional tenders will not qualify for this preference; and
(2) completes the box captioned "Odd Lots" on the Letter of Transmittal; and

       (b)        second, after purchase of all of the forgoing shares, all shares validly tendered from other stockholders who properly tender their shares at prices at or below the purchase price, and who do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described in sections 1, 2 and 6 of the Offer to Purchase.

       (c)        third, if necessary, shares validly and conditionally tendered at or below the purchase price and not withdrawn on or prior to the expiration date, selected by lot in accordance with section 6 of the Offer to Purchase.

       You may condition your tender on Capitol Federal Financial purchasing a minimum number of your tendered shares. In such case, if as a result of the proration provisions in the Offer to Purchase Capitol Federal Financial would purchase less than the minimum number of your shares, then Capitol Federal Financial will not purchase any of your shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 8,000,000 shares, then to the extent feasible, Capitol Federal Financial will select enough of the conditional tenders that would otherwise have been so withdrawn to permit Capitol Federal Financial to purchase 8,000,000 shares. In selecting among the conditional tenders, Capitol Federal Financial will select by lot and will limit its purchase in each case to the minimum number of shares designated. See sections 1 and 6 of the Offer to Purchase.

       The offer is being made to all holders of shares. Capitol Federal Financial is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Capitol Federal Financial becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, Capitol Federal Financial will make a good faith effort to comply with the law. If, after a good faith effort, Capitol Federal Financial cannot comply with the law, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares residing in that jurisdiction. In any jurisdiction the securities or blue sky laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on Capitol Federal Financial's behalf by the information agent/dealer manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

EXHIBIT (A)(2)-3

CAPITOL FEDERAL FINANCIAL

      August 15, 2001

      Dear Stockholders of Capitol Federal Financial:

       Over time, Capitol Federal Financial's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our stockholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our stockholders. The board of directors has approved a repurchase of 8,000,000 shares of Capitol Federal Financial's common stock, or 9.9% of our 80,404,182 outstanding shares, and 28.4% of the shares held by persons other than Capitol Federal Savings Bank MHC. A copy of the Offer to Purchase dated August 15, 2001 (white booklet) is enclosed.

       We are conducting the offer through a procedure referred to as a "modified dutch auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not more than $20.00 per share and not less than $17.50 per share. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 8,000,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 8,000,000 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

       We encourage each stockholder to read carefully the Offer to Purchase and related materials. Neither Capitol Federal Financial nor our board of directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors.

       To assist us with this offer, we have engaged Sandler O'Neill & Partners, L.P. to serve as the dealer manager and information agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the information agent toll free at (866) 238-9463.

       Unless otherwise extended, the offer will expire at 5:00 p.m. New York City time on September 18, 2001. We again encourage you to read carefully the enclosed material.

       As always, we appreciate your interest in Capitol Federal Financial.

Sincerely, John C. Dicus Chairman of the Board and Chief Executive Officer

EXHIBIT (A)(2)-4
MEMO		PLEASE CIRCULATE
DATE:	August 15, 2001
TO:	All Staff
FROM:	John B. Dicus, President and COO
RE:	Tender Offer for Capitol Federal Financial's Common Stock

       The Board of Directors has approved the purchase of 8,000,000 shares of our common stock by means of what is called a "modified dutch auction tender." It is more fully described in the attached news release. We have made every effort to communicate this action to members of the community as quickly as possible. Below you will find the answers to some questions that are likely to arise from our public announcement. We will provide further information if additional questions come up.

Question:	Why is Capitol Federal Financial offering to repurchase its stock?
Answer:	Over time, Capitol Federal's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize more effectively our capital base and to attempt to maximize stockholder value, Capitol Federal's management and its board of directors believe that the purchase of its stock pursuant to the tender offer is a positive action that is intended to improve returns to our stockholders. Our financial projections indicate that the purchase of shares will increase earnings per share and return on stockholders' equity.

Question:	Whose idea was this?
Answer:	Management and the Board of Directors, with the assistance of Sandler O'Neill & Partners, L.P., have conducted a detailed analysis of Capitol Federal Financial's capital structure to determine how to maximize stockholder value by improving return on stockholders' equity while maintaining a high level of financial security and preserving future strategic options. Based upon the results of a series of financial models developed by management, a purchase of shares appeared to be the best means to accomplish the desired objectives. The modified dutch auction tender method was determined to be the best way to acquire shares in the shortest period of time.

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Question:	How should I respond to questions?
Answer:	Capitol Federal Financial has hired a special information agent to handle all questions. The information agent is Sandler O'Neill & Partners, L.P. and their toll-free telephone number is (866) 238-9463. Because Capitol Federal Financial is the purchaser of the shares, and because securities laws are involved, it is highly important that all questions be referred to the information agent. No member of Capitol Federal's staff is allowed or authorized to answer any questions or give any advice regarding the tender offer. We are aware that many stockholders are customers of the bank and have ties or relationships with staff members. You should handle these situations as diplomatically as possible, but in any event, all questions must be referred either to the information agent or the holder's broker or investment advisor.

Question:	What do I say if a stockholder asks, "Should I sell (tender) my stock?"
Answer:	Members of the Capitol Federal staff must not give any investment advice to stockholders. The stockholder must make his or her own investment decision. You should not express an opinion as to whether you think the tender offer is a "good deal" or a "bad deal." While the stockholder may call Sandler O'Neill & Partners, L.P. the information agent and dealer manager, they will not receive investment advice from them. They should be directed to contact their broker or investment advisor.

Question:	What do I do if someone brings a letter of transmittal to me or my office?
Answer:	Because tenders must be received by the depositary, American Stock Transfer & Trust Company within a limited amount of time, we cannot take the responsibility for having any stockholder's tender delivered to us for forwarding to AST. Stockholders must send tenders directly to American Stock Transfer & Trust Company at the address provided in the tender offer documents. That address is:

American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038
Question:	May employees of Capitol Federal tender shares in the offer?
Answer:	Yes. Employees who own shares of Capitol Federal Financial common stock are eligible to tender their shares. If you are a stockholder, you will receive a complete copy of the same documents that are being provided to other stockholders.

2

EXHIBIT (A)(2)-5

CAPITOL FEDERAL FINANCIAL

QUESTIONS AND ANSWERS

ABOUT THE OFFER OF

CAPITOL FEDERAL FINANCIAL

TO PURCHASE FOR CASH UP TO 8,000,000 SHARES

OF COMMON STOCK AT A PURCHASE PRICE OF

$17.50 TO $20.00 PER SHARE

AUGUST 15, 2001

QUESTIONS AND ANSWERS ABOUT THE OFFER OF
CAPITOL FEDERAL FINANCIAL
TO PURCHASE ITS STOCK
The following information is designed to answer frequently asked questions about the offer by Capitol Federal Financial to purchase shares of its common stock. Stockholders are referred to the accompanying Offer to Purchase dated August 15, 2001 (white booklet) and Letter of Transmittal (blue form) for a detailed description of the terms and conditions of the offer.
Q.	What Is This Offer To Purchase?
A.	Capitol Federal Financial is inviting its stockholders to tender shares of its common stock, $0.01 par value per share, at prices not in excess of $20.00 nor less than $17.50 per share in cash, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated August 15, 2001, and in the Letter of Transmittal, which together constitute the "offer." Capitol Federal Financial will determine the single per share price, not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Capitol Federal Financial will select the lowest purchase price that will allow it to buy 8,000,000 shares, or the lesser number of shares that are tendered at prices not in excess of $20.00 nor less than $17.50 per share. This type of issuer tender offer is commonly referred to as a "modified dutch auction."

Q.	What Is A "Modified Dutch Auction?"
A.	A modified dutch auction is a process whereby a company makes a direct tender offer to its own stockholders to purchase a specified number of shares of its stock within a specified price range per share, and pays the highest price at which it accepts shares to all stockholders whose shares are accepted. In this case, Capitol Federal Financial is making a direct offer to all of its stockholders to purchase in the aggregate 8,000,000 shares of its common stock at a price not in excess of $20.00 nor less than $17.50 per share. This process allows each stockholder to elect whether to sell stock, and the price the stockholder is willing to sell at within the given price range. After receiving tenders of shares, at the termination of the offer, Capitol Federal Financial will choose the lowest price within the specified range that will permit it to purchase the amount of securities sought and this price will become the purchase price.

Q.	What Will Be The Final Purchase Price?
A.	All shares acquired in the offer will be acquired at the purchase price. Capitol Federal Financial will select the lowest purchase price that will allow it to buy up to 8,000,000 shares. All stockholders tendering at or below the purchase price will receive the same price per share. For example, if 3,000,000 shares are tendered at $18.50 per share, 5,000,000 shares are tendered at $19.00 per share and 1,000,000 are tendered at $20.00 per share, 8,000,000 shares will be purchased at $19.00 per share from the persons who tendered at $18.50 and $19.00, and the 1,000,000 shares tendered at $20.00 per share will be returned and not purchased.

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Q.	What Will Happen If More Than 8,000,000 Shares Are Tendered At Or Below The Purchase Price?
A.	In the event more than 8,000,000 shares are tendered at or below the purchase price, shares tendered at or below the purchase price will be acquired by Capitol Federal Financial (i) first from any stockholder who owned beneficially, as of the close of business on August 9, 2001 and continues to own beneficially as of the termination of the offer, an aggregate of fewer than 100 shares and who validly tenders all of the shares, and (ii) then from all other tendering stockholder subject to proration.

Q.	At What Price May I Tender My Shares?
A.	Stockholders may elect to tender their shares in increments of half a dollar ($.50) starting at $17.50 per share up to and including $20.00 per share. The election as to the number of shares and the price a stockholder is willing to tender are to be indicated on the Letter of Transmittal.

Q.	How Do I Tender My Shares?
A.	If you hold your shares in certificate form, you must return a properly completed Letter of Transmittal (the blue form) and any other documents required by the Letter of Transmittal, together with the certificates for the shares being tendered, to the depositary, American Stock Transfer & Trust Company, which must be received by them by 5:00 p.m. New York City time on September 18, 2001.

Q.	How Do I Tender My Shares If My Shares Are Held By My Broker?
A.	If your shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your shares for you. You cannot tender your shares using the Letter of Transmittal even though you may have received one for your information.

If you are a broker and are tendering shares in book-entry form for your customers, you must comply with the book-entry delivery procedure described in Section 3 of the Offer to Purchase.
Q.	What Do I Do If I Have Lost My Certificates, Or If They Have Been Mutilated, Destroyed Or Stolen, But I Still Want To Tender Them?
A.	Call the depositary at (877) 777-0800 for instructions for tendering shares in these circumstances.
Q.	Do I Have To Sell My Stock To Capitol Federal Financial?
A.	No. A stockholder is not required to tender any stock.

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Q.	What Happens If I Do Not Tender My Stock To Capitol Federal Financial To Purchase?
A.	Nothing will happen if you do not tender any or all of your shares. Your shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, since Capitol Federal Financial will purchase up to 8,000,000 of its outstanding shares, the percentage of the outstanding stock which you own will increase because the number of outstanding shares will be reduced.

Q.	What If The Terms Of The Offer Change?
A.	In the event the expiration date is extended or if the terms of the offer are materially changed, Capitol Federal Financial will generally give notice of the change and for a period of at least 5 business days, and under certain circumstances at least 10 business days, from the notice stockholders will be able to change or withdraw their tender.

Q.	Can I Tender Part Of My Stock At Different Prices?
A.	Yes, you can elect to tender part of your stock at one price and an additional amount at a second price. For example, if you owned 1,500 shares, you could tender 500 shares at $18.00, 500 shares at $19.00 and keep the remaining 500 shares. However, you cannot tender the same stock at different prices. In the prior example, the stockholder owning 1,500 shares cannot tender 1,500 at $18.00 and 1,500 at $19.00. If you tender some shares at one price and other shares at a different price, you must use a separate Letter of Transmittal for each price.

Q.	Is There Any Brokerage Commission?
A.	No. Capitol Federal Financial, through this offer to purchase only, will purchase stock directly from each stockholder at the purchase price without the use of a broker.
Q.	Can I Change Or Cancel My Tender?
A.	You may increase or decrease the number of shares indicated in the Letter of Transmittal or withdraw it entirely up until 5:00 p.m. on September 18, 2001. Generally after September 18, 2001, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the September 18, 2001 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the September 18, 2001 deadline.

Q.	Can You Summarize The Process By Which Shares Are Validly Tendered?
A.	Generally, for certificated shares you must complete the Letter of Transmittal (the blue form) as follows:
-	List the certificates and the number of shares that you are tendering in the box captioned "Description of Shares Tendered".

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-	Check the box specifying the price at which you are tendering in the box captioned "Price (in Dollars) Per Share At Which Shares Are Being Tendered".
-	If you want to give us special payment instructions, complete the box captioned "Special Payment Instructions".
-	If you want to give us special delivery instructions, complete the box captioned "Special Delivery Instructions".
-	If you are an odd lot holder who is tendering all your shares, complete the box captioned "Odd Lots".
-	If you want to make a conditional tender of shares, complete the box captioned "Conditional Tenders".
-	If your shares are being delivered by book-entry, complete the box captioned "Box Below for Use By Eligible Institutions Only".
-	Complete substitute Form W-9 to certify your tax identification number.
-	Sign the Letter of Transmittal in the box captioned "Sign Here" (in certain circumstances, signatures must be guaranteed in this box).
You must deliver your share certificates or comply with the book-entry delivery requirements. See section 3 of the Offer to Purchase. These documents must be received by the depositary, American Stock Transfer & Trust Company, no later than 5:00 p.m. on September 18, 2001. If you are tendering shares held by a broker, commercial bank, trust company or other nominee, your instructions must be given to your nominee who will, on the basis of your instructions, tender shares for you. Please see Section 3 and the Letter of Transmittal for more details about how to tender shares.

Q.	How Can I Get More Information?
A.	If you have a question, please call our information agent/dealer manager, Sandler O'Neill & Partners, L.P. at (866) 238-9463, from 9:30 a.m. - 5:30 p.m., eastern time, Monday through Friday.
This brochure is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase the stock of Capitol Federal Financial is made only by the accompanying Offer to Purchase dated August 15, 2001 and Letter of Transmittal.

EXHIBIT(A)(2)-6

Immediate
August 15, 2001

CAPITOL FEDERAL FINANCIAL OFFERS TO BUY
UP TO 8,000,000 SHARES OF ITS COMMON STOCK

TOPEKA, KANSAS: Capitol Federal Financial (Nasdaq: CFFN) announced today that its Board of Directors has authorized the repurchase of up to 8,000,000 shares of its common stock, which represents 9.9 percent of its outstanding shares and 28.4 percent of the outstanding shares held by persons other than Capitol Federal Savings Bank MHC. The repurchase will be made through a "modified dutch auction tender." Under this procedure, Capitol Federal Financial shareholders will be given the opportunity to sell part or all of their shares to the Company at a price of not less than $17.50 per share and not more than $20.00 per share. This price range represents a 4.8 percent discount to an 8.8 percent premium when compared to the August 14, 2001 closing price of $18.39 per share. Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 8,000,000 shares are purchased, would range from $140 million to $160 million. The offer to purchase shares will expire at 5:00 p.m. New York City time on September 18, 2001 unless extended by the Company.

       Under the procedures for a modified dutch auction tender, shareholders may offer to sell all or a portion of the shares they own at a price not more than the maximum price ($20.00) nor less than the minimum price ($17.50) specified in the tender. Upon the expiration of the offer, we will select the lowest purchase price that will allow us to buy 8,000,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 8,000,000 shares, the purchase price will be the highest price specified by tendering shareholders. If the number of shares tendered is greater than the number sought, the Company will select the lowest price that will allow it to buy the number of shares it seeks.

       John B. Dicus, Capitol Federal Financial's President, stated, "Capitol Federal Financial is making the tender offer because our Board of Directors believes that the purchase of shares pursuant to the offer will have a positive impact on shareholder value, while offering those interested shareholders an opportunity to sell around the current market price and up to a doubling of our initial offering price from only 30 months ago. The Board of Directors studied a number of alternatives, including a second step conversion, and determined the modified dutch auction tender offer was the most advantageous to the Company, its shareholders and the community, including the customers of Capitol Federal Savings Bank. On a pro forma basis, we expect the successful completion of the tender offer to increase earnings per share and return on shareholders' equity."

       Capitol Federal Financial is the holding company for Capitol Federal Saving Bank. Capitol Federal Savings Bank has 34 branch locations in Kansas. Capitol Federal Savings Bank employs 703 full time equivalents in the operation of its branches. Capitol Federal Savings Bank continues to be the leading residential lender in the state of Kansas.

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       Sandler O'Neill & Partners, L.P. will act as the information agent for the offer, and American Stock Transfer & Trust Company will be the depositary for the shares tendered. Questions to or requests for assistance may be directed to Sandler O'Neill & Partners, L.P., toll free at (866) 238-9463.

       This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Capitol Federal Financial common stock. The offer is made solely by the offer to purchase dated August 15, 2001 and the related letter of transmittal.

       For further information contact:

Jim Wempe
Vice President, Investor Relations
700 S Kansas Avenue
Topeka, Kansas 66603
(785) 270-6055
jwempe@capfed.com

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EXHIBIT (A)(2)-7

Not Valid Unless Signed by an Eligible Institution.

CAPITOL FEDERAL FINANCIAL

Notice of Guaranteed Delivery
of Shares of Common Stock Pursuant to an
Offer to Purchase for Cash up to 8,000,000 Shares
of Capitol Federal Financial Common Stock
At a Purchase Price Not Less Than
$17.50 Nor in Excess of $20.00 Per Share

              This form or a facsimile copy of it must be used to accept the offer if:

(a)	certificates for common stock, par value $0.01 per share, of Capitol Federal Financial, a federally chartered corporation, are not immediately available; or
(b)	the procedure for book-entry transfer cannot be completed on a timely basis; or
(c)	time will not permit the accompanying Letter of Transmittal (blue form) or other required documents to reach the depositary before the expiration date, as defined in section 1 of the Offer to Purchase dated August 15, 2001 (white booklet).

              This form or a facsimile of it, signed and properly completed, may be delivered by hand, mail, telegram or facsimile transmission to the depositary by the expiration date of the offer. See "Section 3 Procedure for Tendering Shares" in the Offer to Purchase.

DEPOSITARY:

To: AMERICAN STOCK TRANSFER & TRUST COMPANY

By Hand, By Mail or Overnight Delivery:

59 Maiden Lane
New York, New York 10038

Investor Relations Telephone Number: (877) 777-0800
Facsimile Number: (718) 236-2641

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THOSE SHOWN ABOVE OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THOSE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Ladies and Gentlemen:

The undersigned hereby tenders to Capitol Federal Financial, at the price per share indicated below, net to the seller in cash, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated August 15, 2001 (white booklet), and the related Letter of Transmittal (blue form), which together constitute the "offer," receipt of which is hereby acknowledged, ____________________ shares of common stock, par value $0.01 per share, pursuant to the guaranteed delivery procedure set forth under "Section 3 Procedure for Tendering Shares" in the Offer to Purchase.

Please call the information agent for assistance in completing this form toll free at (866) 238-9463.

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED.
CHECK ONLY ONE BOX.
IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES.

By checking one of the price boxes below, the undersigned hereby tenders shares at the price checked. If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the price determined by Capitol Federal Financial in accordance with the terms of the offer. Persons checking the box immediately following this sentence need not indicate the price per share below. [ ]

Price (in dollars) per share at which shares are being tendered:

[ ] $17.50	[ ] $18.00	[ ] $18.50	[ ] $19.00	[ ]$19.50	[ ] $20.00

If you own fewer than 100 shares:

Complete ONLY if shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on August 9, 2001 and who continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares.

The undersigned either (check one):

[ ] was the beneficial owner(s), as of the close of business on August 9, 2001 of an aggregate of fewer than 100 shares, all of which are being tendered, or

[ ] is a broker, dealer, commercial bank, trust company or other nominee which

(a) is tendering, for the beneficial owner(s) thereof, shares with respect to which it is the record owner, and

(b) believes, based upon representations made to it by the beneficial owner(s), that each person was the beneficial owner, as of the close of business on August 9, 2001, of an aggregate of fewer than 100 shares and is tendering all of the shares.

Certificate Nos. (if available):

Name(s):

(Please Print)
Address(es):

Zip Code
Area Code and Telephone Number:

SIGN HERE

Dated:_____________________, 2001

If shares will be tendered by book-entry transfer, check box below:
[ ] The Depository Trust Company

Account Number:

GUARANTEE OF DELIVERY
(NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank, trust company, savings association or credit union having an office or correspondent in the United States, hereby (i) represents that the undersigned has a net long position in shares in or equivalent securities within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, at least equal to the shares tendered, (ii) represents that such tender of shares complies with Rule 14e-4 and (iii) guarantees that either the certificates representing the shares tendered hereby in proper form for transfer, or timely confirmation of the book-entry transfer of the shares into the depositary's account at The Depository Trust Company, pursuant to the procedures set forth under "Section 3 Procedure for Tendering Shares" in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or facsimile thereof, with any required signature guarantee and any other documents required by the Letter of Transmittal, will be received by the depositary at one of its addresses set forth above within three Nasdaq trading days after the date of execution hereof.

Name of Firm: Authorized Signature

Address: Name:
Title:
Zip Code:

Area Code and Telephone Number: Dated: , 2001

DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE. SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.